UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cimpress plc
(Name of Issuer)

Ordinary Shares, par value €0.01 per share
(Title of Class of Securities)

G2143T103
(CUSIP Number)

Spruce House Investment Management LLC Attention: Keith Cozza 435 Hudson Street, Suite 804 New York, NY 10014 (646) 661-1774
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G2143T103

1	NAME OF REPORTING PERSONS Spruce House Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,058,904
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,058,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.82%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP: G2143T103

1	NAME OF REPORTING PERSONS Spruce House Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,058,904
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,058,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.82%
14	TYPE OF REPORTING PERSON OO

CUSIP: G2143T103

1	NAME OF REPORTING PERSONS The Spruce House Partnership LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,058,904
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,058,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.82%
14	TYPE OF REPORTING PERSON OO

CUSIP: G2143T103

1	NAME OF REPORTING PERSONS Zachary Sternberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,849
	8	SHARED VOTING POWER 2,058,904
	9	SOLE DISPOSITIVE POWER 16,849
	10	SHARED DISPOSITIVE POWER 2,058,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,075,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.88%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP: G2143T103

1	NAME OF REPORTING PERSONS Benjamin Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,805
	8	SHARED VOTING POWER 2,058,904
	9	SOLE DISPOSITIVE POWER 16,805
	10	SHARED DISPOSITIVE POWER 2,058,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,075,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.88%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP: G2143T103

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Ordinary Shares, par value €0.01 per share (the “Shares”), of Cimpress plc a limited liability corporation organized under the laws of the Ireland (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2017 as amended by Amendment No. 1 thereto (the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The Schedule 13D is hereby amended as set forth in this Amendment No. 2.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On March 3, 2024, The Spruce Partnership entered into a purchase agreement with the Issuer (the “Purchase Agreement”) pursuant to which The Spruce Partnership sold an aggregate of 300,000 Shares to the Issuer, which was treated as a redemption under the articles of association of the Issuer. A copy of the Purchase Agreement is filed as Exhibit 99.1 and the foregoing summary is qualified in its entirety by reference to the Purchase Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	The information set forth in the facing pages to this Schedule 13D is incorporated by reference herein. Reporting Persons may be deemed to beneficially own, in the aggregate, 2,092,558 Shares representing approximately 7.95% of the outstanding Shares. Percentages of the outstanding Shares are based upon the 26,636,591 Shares outstanding as of January 29, 2024, as set forth in the Form 10-Q of the Issuer filed with the SEC on February 1, 2024, less the Shares reported herein as sold by certain of the Reporting Persons to the Issuer in a redemption transaction. Each Reporting Person, may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)	Other than Shares held directly by Messrs. Sternberg and Stein as set forth herein, all of the Shares which the Reporting Persons may be deemed to beneficially own are held directly by The Spruce Partnership. Spruce Investment and Spruce Capital are the investment advisor and general partner, respectively, to The Spruce Partnership, and may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares held directly by Spruce Partnership. By virtue of their positions with certain of the Reporting Persons, each of Messrs. Sternberg and Stein may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares held directly by The Spruce Partnership. In addition, Mr. Sternberg and Mr. Stein directly own 16,849 and 16,805 Shares, respectively, and have the sole power to vote and dispose of or direct the vote or disposition of such Shares. Mr. Sternberg also holds unvested restricted stock units or performance restricted stock units representing 5,128 and 6,060 Shares, respectively, which were issued to him in his capacity as a director of the Issuer and were not included in the calculations set forth herein.

(c)	Other than as reported herein, none of the Reporting Persons have entered into any transactions in the Shares during the past sixty (60) days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The information set forth in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibit

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.1	Purchase Agreement, dated March 3, 2024, between SHP and the Issuer

CUSIP: G2143T103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2024	Spruce House Investment Management LLC

	By:	/s/ Zachary Sternberg
	Name:	Zachary Sternberg
	Title:	Managing Member

Spruce House Capital LLC

	By:	/s/ Zachary Sternberg
	Name:	Zachary Sternberg
	Title:	Managing Member

The Spruce House Partnership LLC

	By:	/s/ Zachary Sternberg
	Name:	Zachary Sternberg
	Title:	Managing Member

/s/ Zachary Sternberg
Zachary Sternberg

/s/ Benjamin Stein
Benjamin Stein

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